UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number 001-37381

XYLO TECHNOLOGIES LTD.
(Translation of registrant’s name into English)

10 HaNechoshet Street, Tel-Aviv, 6971072, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

EXPLANATORY NOTE

On May 15, 2024, Xylo Technologies Ltd. issued a press release titled: “Xylo Technologies: Charging Robotics and Make My Day to Deploy AI based EV Charging Management System.” A copy of this press release is furnished herewith as Exhibit 99.1.

EXHIBIT INDEX

Exhibit	Description

99.1	Press release dated May 15, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Xylo Technologies Ltd.

Date: May 15, 2024	By:	/s/ Tali Dinar
Tali Dinar
Chief Financial Officer

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